EXHIBIT 6.18

STOCK PURCHASE AGREEMENT AND PLAN OF REORGANIZATION

This stock purchase agreement and plan of reorganization (the “Agreement”) is made and entered into as of May 29, 2018 (the “Effective Date”), by, between, and among:

i.	Canadian Mining Corp., a British Columbia corporation (f/k/a Canadian Mining Corp.) (“CMC”);

ii.	Natural Ventures PR LLC, a Puerto Rico limited liability company (“NVPR”);

iii.	Green Isle Capital LLC, a Puerto Rico limited liability company (“Green Isle”) represented by Carlos Nido;

iv.	Santiago R. Albanese, a Puerto Rico resident (“Albanese”);

v.	Kenneth S. Krans, a Puerto Rico resident (“Krans”);

vi.	Christopher Foster, a Puerto Rico resident (“Foster”);

vii.	Ricky Castro, a Puerto Rico resident (“Castro”);

viii.	Prime Ventures LLC, a Puerto Rico limited liability company (“Prime”) represented by Juan Manuel Rodriguez;

ix.	Tim Roegge, a California resident (“Roegge”);

x.	Southern Consultants LLC, a Puerto Rico limited liability company (“Southern”) represented by Pedro R. Ortiz Alvarez.

Each of Green Isle, Albanese, Krans, Foster, Castro, Prime, Roegge, and Southern, may be referred to herein as a Selling Member and collectively as the “Selling Members”. Each of CMC, NVPR, and the Selling Members may be referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

A. CMC is a company engaged in the manufacture, distribution, and sale of bioactive phytoceutial and cannabis-derived consumer goods whose common stock is publicly traded.

B. NVPR is a private company engaged in the cultivation, manufacture, distribution, and sale of raw hemp and cannabis and hemp and cannabis derived consumer goods.

C. The Selling Members are the owners of Eighty Percent (80%) of all of the member interests of NVPR, each as set forth in Schedule A attached hereto.

D. Subject to approval by the Board of Directors of CMC and NVPR, the Parties intend to effect the purchase of Eighty Percent (80.0%) of all of the then-issued and outstanding member interests of NVPR by CMC for total cash and stock consideration of Three Million Nine Hundred Thirty-Two Thousand Eighty-Five U.S. Dollars and Forty-One Cents (US$3,932,085.41) (the “Transaction”).

E. Following the Transaction, NVPR will be a majority-owned subsidiary of CMC or one of its designated subsidiaries.

F. The Parties intend that CMC will acquire NVPR subject to all of its outstanding debts and obligations.

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NOW THEREFORE, in consideration of the mutual covenants and agreements and the benefits to be realized by each of the Parties, the following transactions are hereby agreed, subject to the conditions hereinafter stated:

1. Recitals

The foregoing recitals are a material, substantive, and integral part of this Agreement and are enforceable as if hereinafter restated.

2. Pre-Closing Obligations

a.	Escrow of Funds. CMC will escrow all funds necessary to satisfy the cash payment required by Section 3(a) within fourteen (14) days from the Effective Date.

b.

Change of Management. NVPR and the Selling Members will facilitate the rderly transfer of management control to CMC beginning upon the Effective Date, including, but not limited to, a change in the managers or managing members, as the case may be, to individuals selected by CMC in its sole discretion.

3. Transactions

a. Cash Purchase. In exchange for Sixty-Two and One-Half Percent (62.5%) of the issued and outstanding member interests of NVPR existing as of the Closing Date (as defined below) (the “First Target Interests”), CMC shall pay the Selling Members an amount of cash equal to Two Million Two Hundred Fifty Thousand U.S. Dollars (US$2,250,000) as stated on Schedule A on the Closing Date (the “Cash Purchase Price”).

b. Share Exchange. In accordance with CMC’s standard form of Subscription Agreement, and in exchange for Seventeen and One-Half Percent (17.5%) of the issued and outstanding member interests of NVPR existing as of the Closing Date (as defined below) (the “Second Target Interests”, together with the First Target Interests, the “Target Interests”), CMC shall issue the Selling Members an amount of fully paid and nonassessable shares of voting CMC common stock equal to One Million Six Hundred Eighty-Two Thousand Eighty-Five U.S. Dollars and Forty-One Cents (US$1,682,085.41) (the “CMC Shares”) as stated on Schedule A on the Closing Date.

c. Stock Valuations. The CMC Shares will be valued at a deemed price of One Canadian Dollar (CAN$1.00) per share with a currency conversion to be determined as of the close of business in Canada on the Closing Date. Any fractional CMC Shares shall be rounded down to the nearest whole share and eliminated; no scrip shall issue.

d. Stock Restrictions. Issuance of the CMC Shares shall be subject in all respects to CMC’s transfer agent protocols, bear all restrictive legends applicable to private placements of securities in the country of issuance of the CMC Shares, and be subject to escrow with an additional ‘lock up’ of the CMC Shares to be released in six (6) equal installments on each six (6) month anniversary of closing (i.e., within a total of thirty-six (36) months from Closing) (collectively, the “CMC Shares Restrictions”).

e. Share Adjustments. If between the date hereof and the Closing Date (as defined below), CMC shall effect any reclassification, recapitalization, subdivision, combination, or exchange of shares, in respect of the outstanding shares of common stock of CMC or a stock dividend thereon shall be declared with a record date within said period, the per share amounts of  CMC Shares to be issued and delivered in the Exchange shall be appropriately adjusted (each a “Capital Stock Material Event”). Any and all such Capital Stock Material Events shall be approved by a majority of the directors entitled to vote upon such action.

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f. Subscription Agreement. Notwithstanding anything to the contrary contained in this Agreement, issuance of the CMC Shares shall be subject to and conditioned upon the execution of CMC’s standard form of Subscription Agreement, which contains all customary language pertaining to the issuance of the company’s common stock, including, but not limited to, the CMC Shares Restrictions.

g. Share Certificates. CMC shall issue and deliver as and when required by the Subscription Agreement, certificates representing the CMC Shares to be exchanged for the Second Target Interests outstanding immediately prior to the effective time of the Exchange shall have been exchanged as provided in the Subscription Agreement.

h. Shareholder and Member Approvals. Neither Party is required under applicable corporate law to submit this Agreement or the Subscription Agreement to its shareholders or members for approval, except to the extent that any such shareholder or member is a Selling Member.

4. Escrow and Closings

a. Escrow. CMC will establish an escrow account for receipt of the Cash Purchase Price funds to be deposited by CMC on a date that is within fourteen (14) days from the Effective Date (the “Escrow Date”).

b. Closing. The closing of all the transactions contemplated hereby (the “Closing” or the “Closing Date”) shall take place at the offices of CMC in Vancouver, British Columbia, at 9:00 a.m., on a date within two (2) business days after all of the conditions described in Sections 16 and 17 hereof have been satisfied or, to the extent permitted in Section 18(b) hereof, their satisfaction has been waived. CMC and NVPR will use their best efforts to obtain the approvals specified in Section 10 hereof and any other of the consents, waivers, or approvals necessary or desirable to accomplish the transactions contemplated by this Agreement and the Subscription Agreement. All documents required to be delivered by each of the Parties hereto shall be duly delivered to the respective recipient thereof at or prior to the Closing. In no event shall the Closing Date be later than Sixty (60) days from the Escrow Date (the “Closing Deadline”), and if it is delayed beyond said date CMC shall have the right to terminate this Agreement upon notice to that effect.

5. Investigation by the Parties

a. Opportunity to Investigate. CMC and NVPR each may, prior to the Closing Date, make or cause to be made such investigation of the properties of the other and its subsidiaries and of its financial and legal condition as the Party making such investigation deems necessary or advisable to familiarize itself with such properties and other matters, provided, that such investigation shall not interfere with normal operations.

b. Right to Access. NVPR agrees to permit CMC and its authorized agents or representatives to have, after the date of execution hereof, full access to its premises and to all of its books and records at reasonable hours, and its subsidiaries and officers will furnish the Party making such investigation with such financial and operating data and other information with respect to the business and properties of it and its subsidiaries as the Party making such investigation shall from time to time reasonably request.

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c. Ownership of Confidential Information. Each Party agrees that in the event that the transactions contemplated by this Agreement shall not be consummated, it and its officers, employees, accountants, attorneys, engineers, and other representatives will not disclose or make available to any other person or use for any purpose unrelated to the consummation of this Agreement any information, whether written or oral, with respect to the other Party and its subsidiaries or their business which it obtained pursuant to this Agreement. Such information shall remain the property of the Party providing it and shall not be reproduced or copies without the consent of such Party. In the event that the transactions contemplated by this Agreement shall not be consummated, all such written information shall be returned to the Party providing it.

6. Post-Closing Obligations

a. Working Capital. CMC agrees to make loans or capital contributions, each in the sole discretion of CMC, to NVPR in the aggregate amount of up to Seven Hundred Fifty Thousand U.S. Dollars (US$750,000), on an as-needed basis, to be used to purchase raw material, manage payables, and provide four (4) months of working capital following the Closing (the “Working Capital Commitment”); provided, however, that the Three Hundred Thousand U.S. Dollars (US$300,000) and such additional funds that have been advanced to NVPR by CMC as of the Effective Date, together with all funds advanced to NVPR by CMC prior to Closing, will be credited to and netted against the Working Capital Commitment.

b. Quarterly Reports. Selling Members will refrain from interacting or soliciting information from NVPR personnel; however, CMC will provide all Selling Members who are members of record in NVPR as of each fiscal quarter end with a quarterly report of operations not more than sixty (60) days after the close of each such fiscal quarter (each a “Quarterly Report”). In accordance with applicable securities laws, confidentiality obligations, and insider trading policies, CMC will be deemed to have satisfied all Quarterly Report obligations by virtue of making its quarterly public securities filings.

7. Agreement of the Selling Members

Each Selling Member: (i) consents to the Transaction; and (ii) represents and warrants that he or she is acquiring the CMC Shares to be received hereunder for the shareholder’s own account, for investment purposes, not with a view toward distribution, and through a private placement exempt from registration under applicable securities laws; and (iii) and waives his or her rights to dissent and appraisal under all applicable laws.

8. State Securities Laws

CMC and NVPR will each take such steps as may be necessary on their respective parts to comply with any state securities or so-called ‘Blue Sky’ laws applicable to the action to be taken by them in connection with the Transaction and the delivery by CMC to the Selling Members of the CMC Shares pursuant to this Agreement and the Subscription Agreement.

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9. Business Pending the Closing

a. By CMC. From the date of this Agreement to and including the Closing Date, except as may be first approved by NVPR or as is otherwise permitted or contemplated by this Agreement: (i) CMC shall conduct its business only in the usual and ordinary course; (ii) no change shall be made in the authorized capitalization of CMC except as contemplated by this Agreement; and (iii) no amendment shall be made to CMC’s Articles of Incorporation or Bylaws, except as contemplated by this Agreement.

b. By NVPR and the Selling Members. From the date of this Agreement to and including the Closing Date, except as may be first approved by CMC or as is otherwise permitted or contemplated by this Agreement:

i.

NVPR shall conduct its business only in the usual and ordinary course without the creation of any additional indebtedness exceeding Five Thousand U.S. Dollars (US$5,000) for money borrowed maturing in more than one year (other than indebtedness to CMC);

ii.	no change shall be made in the authorized capitalization of NVPR, except as contemplated by this Agreement;

iii.

no shares of capital stock of NVPR or member interests therein shall be authorized for issuance or issued and no agreement or commitment for the issuance thereof shall be entered into by NVPR or the Selling Members;

iv.	no rights or elections shall be created or granted to purchase stock under any employee stock bonus, thrift, or purchase plan or otherwise;

v.	no amendment shall be made to NVPR’s operating agreement or other corporate governance documents, except as contemplated by this Agreement;

vi.

no modification shall be made in NVPR’s present employee benefit programs or in its present policies in regard to the payment of salaries or compensation to its personnel and no increase shall be made in the compensation of its personnel;

vii.	no contract or commitment shall be entered into by or on behalf of NVPR, and no sale or purchase of assets shall be made except in the ordinary course of business;

viii.

NVPR will use all reasonable and proper efforts to preserve its business organization intact, to keep available the services of its present employees, and to maintain satisfactory relationships between NVPR and its suppliers, customers, regulatory agencies, and others having business relations with it;

ix.	NVPR shall make no amendments or contributions to any profit sharing plan;

x.	the members and managers of NVPR will not declare any dividends on, or otherwise make any distribution in respect of, its outstanding shares of capital stock or member interests; and

xi.	the corporate governance documents and minutes of NVPR shall reflect the appointment of CMC International Inc. as the sole manager or managing member of NVPR (as the case may be).

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10. Efforts to Obtain Approvals and Consents

In addition to CMC, NVPR, and the Selling Members obtaining the requisite member or shareholder approvals as described in Section 7, CMC, NVPR, and the Selling Members will use all reasonable and proper efforts to obtain, where required, the approval and consent: (i) of any governmental authorities having jurisdiction over the transactions contemplated in this Agreement; and (ii) of such other persons whose consent is required to the transactions contemplated by this Agreement.

11. Cooperation Among Parties

CMC, NVPR, and the Selling Members shall fully cooperate with each other and with their respective counsel and accountants in connection with any steps required to be taken as part of their obligations under this Agreement, including the preparation of financial statements and the supplying of information.

12. No Tax Ruling

Irrespective of any desired tax treatment of the transactions contemplated by this Agreement, CMC, NVPR, and the Selling Members agree that they will not attempt to obtain any rulings from the United States Internal Revenue Service in regard to the Transaction or to the effect that, for Federal income tax purposes, no gain or loss will be recognized to the holders of Target Interests upon the receipt of CMC Shares in exchange for the Second Target Interests in accordance with the provisions of this Agreement and the Subscription Agreement.

13. Representations of CMC

CMC represents, warrants and agrees that:

a. Corporate Authority. CMC is a corporation duly organized, validly existing, and in good standing under the laws of the Province of British Columbia and is duly qualified to do business and in good standing in every jurisdiction in which the nature of its business of the character of its properties makes such qualification necessary. CMC has the corporate power and any necessary governmental authority to own or lease their respective properties now owned and to carry on their respective business as now being conducted.

b. Current Capitalization. As of the Closing, the capitalization of CMC is as set forth in the financial statements filed with its periodic securities filings. The outstanding capital stock of CMC has been duly authorized and issued and is fully paid and nonassessable.

c. Authority to Issue Shares. The CMC Shares, which are to be issued and delivered to the NVPR shareholders pursuant to the terms of this Agreement and the Subscription Agreement, when so issued and delivered, will be validly authorized and issued and will be fully paid and non-assessable.

d. Current Financial Status. All of the periodic and current financial statements filed with all of CMC’s securities regulatory bodies present fairly the financial condition of CMC, at the periods indicated therein, and the results of its operations and changes in financial position for the year and periods then ended in conformity with generally accepted accounting principles applied on a consistent basis. CMC has no material liabilities or commitments other than as listed or noted on the aforesaid financial statements, or as incurred in the ordinary course of business. As of the Effective Date of this Agreement, there has been no material adverse change in the assets or liabilities or in the business or condition, financial or otherwise, of CMC, except in the ordinary course of business or as contemplated by this Agreement, nor has CMC, except in the ordinary course of business or as contemplated by this Agreement, incurred any indebtedness for money borrowed. All tax returns and reports of CMC required by law to be filed have been duly filed and all taxes, assessments and other governmental charges now due (other than any still payable without penalty) upon CMC or upon any of its properties or assets, except as delayed by reasonable extension. All amounts which have been reflected as liabilities on the books of CMC in respect of taxes are considered adequate, and CMC does not know of any actual or proposed additional assessments in respect of taxes, against it.

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e. Title to Assets. Except for changes resulting from the ordinary course of its business, CMC will, on the Closing Date, own the full right, title, and interest in and to all its property and assets (excluding property leased from others) in each case free and clear of all mortgages, liens, restrictions, charges and other encumbrances and defects of title (other than easements, rights of way, reservations and other conditions of title, encumbrances and defects of title which are not individually or in the aggregate materially adverse to the business of CMC).

f. Distributions and Dividends. Subsequent to the Effective Date, CMC has not declared or paid any dividend on its outstanding shares of common stock or declared or made any distribution on, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding stock or authorized the creation or issuance of, or issued any additional shares of stock outside the ordinary course of business, or agreed to take any such action. CMC will not take any such action during the period between the Effective Date and the Closing Date, except as expressly provided for in Section 16 below.

g. Outstanding Actions. CMC is not engaged in or a Party to, or to the knowledge of CMC threatened with, any material legal action or other proceeding before any court or administrative agency that would impair or prohibit the transactions contemplated by this Agreement. CMC, to the knowledge of CMC, has not been charged with, and is not under investigation with regard to, any charge concerning any presently pending material violation of any provision of Federal, State, or other applicable law or administrative regulations in respect of its business.

h. No Restrictions on Agreement. The execution and carrying out of this Agreement and compliance with the terms and provisions hereof by CMC will not conflict with or result in any material breach of any of the terms, conditions, or provision of, or constitute a default under, or result in the creation of, any lien, charge or encumbrance upon any of the property or assets of CMC or any of its subsidiaries pursuant to any corporate charter, bylaw, indenture, mortgage, agreement (other than that which is created by virtue of this Agreement), or other instrument to which CMC is a party or by which it is bound or affected.

i. Accuracy of Statements. This Agreement and the memoranda and documents furnished hereunder on behalf of CMC do not contain any untrue statement of a material fact nor omit to state a material fact necessary to be stated in order to make the statements contained herein and therein not misleading; and there is no fact that materially adversely affects or in the future (so far as CMC can now foresee) will materially adversely affect the business operations, affairs, or condition of CMC or any of the properties or assets which has not been set forth in this Agreement and other documents and papers furnished hereunder.

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14. Representations of NVPR and the Selling Members

Each of NVPR and the Selling Members represents, warrants, and agrees that:

a. Corporate Authority. NVPR is a limited liability company duly organized, validly existing, and in good standing under the laws of the Commonwealth of Puerto Rico. NVPR has the corporate power and any necessary governmental authority to own or lease its properties now owned or leased and to carry on its business as now being conducted. NVPR is duly qualified to do business and in good standing in every jurisdiction in which the nature of its business or the character of its properties makes such qualification necessary.

b. Current Capitalization. NVPR has no commitment to issue nor will it issue any member interests or other capital stock or any securities or obligations convertible into or exchangeable for, or giving any person any right to acquire from NVPR, any of its member interests or capital stock.

c. Current Financial Status. The financial information provided to CMC by NVPR and dated as of a date not more than thirty (30) days prior to the Closing Date (the “Financial Information”), is true and complete to the best knowledge of NVPR, and there has been no material adverse change in the assets or liabilities or in the business or condition, financial or otherwise, of NVPR or its consolidated subsidiaries and no change except in the ordinary course of business or as contemplated by this Agreement since the dates reflected in the most recent Financial Information. All tax returns and reports of NVPR required by law to be filed have been duly filed, and all taxes, assessments and other governmental charges now due (other than any still payable without penalty) upon NVPR and its subsidiaries or upon any of their properties or assets have been paid. All amounts that have been reflected as liabilities on the books of NVPR and its subsidiaries in respect of taxes are considered adequate and NVPR does not know of any actual or proposed additional assessments in respect of taxes, against either it or its subsidiaries.

d. Title to Assets. Except for changes resulting from the ordinary course of its business and except for the mortgages, liens, restrictions, charges and other encumbrances set forth in a memorandum prepared by NVPR and previously furnished to CMC, NVPR and its subsidiaries own, and will on the Closing Date own, the full right, title and interest in and to all their property and assets (excluding property leased from others) in each case free and clear of all mortgages, liens, restrictions, charges and other encumbrances and defects of title (other than easements, rights of way, reservations and other conditions of title, encumbrances and defects of title which are not individually or in the aggregate materially adverse to the business of NVPR and its subsidiaries).

e. Distributions and Dividends. Subsequent to the Effective Date and effective at Closing, NVPR has not declared or paid any dividend on its outstanding shares of common stock or declared or made any distribution on, or directly or indirectly redeemed, purchased, or otherwise acquired any of its outstanding stock or authorized the creation or issuance of, or issued any additional shares of stock, or agreed to take any such action, except as expressly provided for in this Agreement. NVPR will not take any such action during the period between the date hereof and the Closing Date except as provided herein.

f. Outstanding Actions. Neither NVPR nor any of its subsidiaries is engaged in or a party to, or to the knowledge of NVPR threatened with, any material legal action or other proceeding before court or administrative agency except as set forth in a memorandum prepared by NVPR and previously furnished to CMC. Neither NVPR nor any of its subsidiaries, to the knowledge of NVPR, has been charged with, or is under investigation with respect to, any charge concerning any presently pending material violation of any provision of Federal, State, or other applicable law or administrative regulations in respect of its business except as set forth in said memorandum.

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g. No Inordinate Transactions. There has not been and will not be prior to the Closing Date, a purchase or sale or any other acquisition, transfer or distribution of any assets or properties on the part of NVPR or its subsidiaries, except in the ordinary course of business or as previously approved by CMC.

h. Authority for Ordinary Business. NVPR and its subsidiaries have adequate franchises, permits, or operating rights without unusual restrictions to allow them to conduct the business in which they are presently engaged, except in certain instances where in the reasonably exercised judgment of NVPR the lack of a current franchise, permit or operating right has no adverse effect on the conduct of such business.

i. Outstanding Agreements. Except in each case as set forth in a memorandum prepared by NVPR and each Selling Member who may have a creditor claim, causes of action, or lien against NVPR or any of its assets and previously furnished to CMC, as of the Effective Date neither NVPR nor any of its subsidiaries is a holder of or a party to any written or oral (i) contract for employment of any officer or other person other than its officers and Directors, (ii) contract with any labor union, (iii) bonus, pension, profit sharing, retirement, stock purchase, stock option, insurance, or similar plan or practice in effect with respect to its employees or other persons, (iv) indenture of mortgage, debenture, indenture, loan or borrowing agreement, (v) bonding arrangement, including performance bond, (vi) continuing contract for future purchase, sales, lease or distribution of materials, services, supplies, products, or equipment involving annual payments in excess of Two Hundred Thousand U.S. Dollars (US$200,000), (vii) lease or other commitment for the rental of office space, storage or other facilities, (viii) contract or lease agreement for the acquisition or lease of motor vehicles, (ix) patent, patent application, patent right, patentable inventions, trademark, trademark registration and applications therefor, trade name, copyright, copyright registration and application therefor, patent license granted to or by NVPR or its subsidiaries and in force or contracts with employees or others relating in whole or in part to disclosure, assignment or patenting of any inventions, discoveries, improvements, shop rights, processes, formulae or other know-how, presently owned or held, in whole or in part, by NVPR or its subsidiaries, (x) insurance policy covering its properties, buildings machinery, equipment, and persons, firms or operations, or the life of any person, (xi) agreement between a present employee of NVPR and persons, firms, or corporations other than NVPR relating in whole or in art to disclosure, assignment or patenting of inventions, discoveries, improvements, shop rights, processes, formulae or other know-how, including without limitation thereto, to the best knowledge of NVPR, agreements entered into by such employees prior to the time they became employees of NVPR, or (xii) material contract or commitment not made in the ordinary course of business. Any creditor claim, cause of action, or lien, whether now existing or hereafter assertible against NVPR, that is not reflected in a memorandum to NVPR prior to Closing is hereby waived by such Selling Member and extinguished.

j. Binding Obligation. NVPR has the corporate power to enter into this Agreement, the execution and delivery and performance of this Agreement have been duly authorized by all requisite corporate action, and this Agreement constitutes the valid and binding obligation of NVPR.

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k. No Conflicts. The execution and carrying out of this Agreement and compliance with the terms and provisions hereof by NVPR will not conflict with or result in any beach of any of them terms, conditions or provisions of, or constitute a default under, or result in the creation of, any lien, charge, or encumbrance upon any of the properties or assets of NVPR or any of its subsidiaries pursuant to any corporate charter, indenture, mortgage, agreement (other than that which is created by virtue of this Agreement) or other instrument to which NVPR or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or affected.

l. Accuracy of Statements. This Agreement and the memoranda and documents furnished hereunder on behalf of NVPR do not contain any untrue statement of a material fact nor omit to state a material fact necessary to be stated in order to make the statements contained herein and therein not misleading; and there is no fact which materially adversely affects or in the future (so far as NVPR can now foresee) will materially adversely affect the business operations, affairs or condition of vitro or any of its subsidiaries or any of its or their properties or assets which has not been set forth in this Agreement or other documents and papers furnished hereunder.

15. Further Assurances of NVPR and the Selling Members

NVPR and the Selling Members. Each of NVPR and the Selling Members: (i) represents and warrants that there are no claims, liabilities, liens, or encumbrances that exist in respect of NVPR’s business and assets as of the Closing Date or as heretofore undisclosed between dates set forth in the Financial Information and the Closing Date that was not disclosed in the Financial Information; (ii) agrees, jointly and severally, to indemnify CMC for all claims, liabilities, liens, and encumbrances that exist in respect of NVPR’s business and assets that have not been heretofore disclosed as of the Closing Date; (iii) agrees to each provision of Section 3 of this Agreement.

16. Conditions to the Obligations of CMC

The obligations of CMC hereunder are subject to the satisfaction on or before the Closing Date of the following conditions:

a. Consents. This Agreement and the transactions contemplated hereby shall have been approved by unanimous consent of all Selling Members and by NVPR’s Board of Directors.

b. General Performance. All the terms and covenants of this Agreement to be complied with or performed by NVPR shall have been fully complied with and performed.

c. Subscription Agreements. Each Selling Members will have properly executed and delivered to CMC a Subscription Agreement described in Section 3(a) hereof.

d. Renewal of Cannabis Licenses. NVPR will have successfully renewed all pre- existing cannabis licenses that were held by it on or about September 16, 2017 and which have been subject to an extraordinary extension by regulators since such date due to Hurricane Maria.

e. Change of Ownership. NVPR will have successfully effected a change of ownership with the Puerto Rico Department of Health in order to give effect to the terms and conditions of this Agreement.

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f. Confirmation of Employee Compliance. NVPR will provide to CMC reasonable proof that all employee salaries, workers compensation insurance, withholding taxes, and related employment obligations are current as of Closing.

g. Confirmation of Tax and Fee Compliance. NVPR will provide to CMC reasonable proof that all income, sales, excise, and specialty regulatory taxes and fees are current as of Closing.

h. Closing Certificate. NVPR shall have delivered to CMC a certificate by NVPR’s Managing Member, which states:

i. All of the NVPR Financial Information presents fairly the financial condition of NVPR, at the periods indicated therein, and the results of its operations and changes in financial position for the year and periods then ended in conformity with generally accepted accounting principles applied on a consistent basis and that NVPR has no material liabilities or commitments other than as listed or noted on the NVPR Financial Information, or as incurred in the ordinary course of business;

ii. The representations and warranties of NVPR contained in this Agreement are true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except for changes permitted by this Agreement or those incurred in the ordinary course of business; and

iii. Each and of the respective agreements of NVPR to be performed on or before the Closing Date pursuant to the terms hereof have been duly performed in all material respects.

i. Approvals. The necessary approvals described in Section 10 hereof shall have been obtained.

17. Conditions to the Obligations of NVPR and the Selling Members

The obligations of NVPR and the Selling Members hereunder are subject to the satisfaction on or before the Closing Date of the following conditions:

a. Consents. This Agreement and the transactions contemplated hereby shall have been approved by CMC’s Board of Directors.

b. General Performance. All the terms and covenants of this Agreement to be complied with or performed by CMC shall have been fully complied with and performed.

c. Closing Certificate. CMC shall have delivered to NVPR a certificate by CMC’s Managing Member that states all representations and warranties of CMC contained in this Agreement are true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date.

d. Approvals. The necessary approvals described in Section 9 hereof shall have been obtained.

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18. Termination and Modification Rights

a. Right to Terminate Prior to Closing. This Agreement, except Section 5(c) hereof, may be terminated at any time prior to the Closing Date by (1) mutual consent of the Parties hereto authorized by their respective Boards of Directors or Manager or Managing Member (as the case may be) or (2) upon written notice to the other Party, by either Party upon authorization of its Board of Directors or Manager or Managing Member (as the case may be):

i. If in its reasonably exercised judgment there shall have occurred a material adverse change in the financial condition or business of the other Party or the other Party shall have suffered a material loss or damage to any of its property or assets, which change, loss, or damage materially affects or impairs the ability of the other Party to conduct its business, or if any previously undisclosed condition which materially adversely affects the earning power or assets of either Party comes to the attention of the other Party;

ii. If the terms, covenants, or conditions of this Agreement to be complied with or performed by one of the other Parties at or before the Closing Date shall not have been materially complied with or performed at the time required for such compliance or performance and such noncompliance or nonperformance shall not have been waived by the Party giving notice of termination; and

iii. If any action or proceeding shall have been instituted or threatened before a court or other governmental body or by any public authority to restrain or prohibit the transaction contemplated by this Agreement or if the consummation of such transactions would subject either of such Parties to liability for breach of any law or regulation.

b. Waivers. Any term or condition of this Agreement may be waived at any time by the Party hereto which is entitled to the benefit thereof, by action taken by the Board of Directors of such Party; and any such term or condition may be amended at any time, by an agreement in writing executed by the chairman of the Board or the President or Manager or Managing Member (as the case may be) of each of the Parties pursuant to authorization by the respective Boards of Directors or Manager or Managing Member (as the case may be); provided, however, that no amendment of any principal term of the Transaction shall be effected after approval of this Agreement by the members of NVPR, unless such amendment is approved by such shareholders in accordance with the respective state corporation law.

19. Termination and Survival

This Agreement shall terminate upon the earlier of: (i) expiration of the Closing Deadline; (ii) the Closing; or (iii) the mutual written agreement of the Parties. Notwithstanding any termination of this Agreement, the following provisions shall survive: Sections 1, 3(d), and 19-31.

20. Expenses

In the event this Agreement is terminated without consummation at the Closing, CMC and NVPR shall each pay all of its respective expenses incurred for the purpose of carrying this Agreement into effect, except that each Party hereto, in addition to its own expenses, shall pay all of the non-breaching Party’s reasonable out-of-pocket expenses if termination is caused by a breach of any representation or warranty made in this Agreement or a default by said Party in performance of any obligation hereunder.

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21. Finders

Each of the Parties represents that no broker, agent, finder or similar person has been retained or paid and that no brokerage fee or other commission has been agreed to be paid for or on account of this Agreement; provided, however, that CMC reserves the right to pay its employees, agents, and representatives compensation in connection with this Agreement, for its own account, in accordance with applicable law.

22. Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Puerto Rico, except with respect to any conflicts of law principles thereof.

23. Further Instruments

Each Party agrees to execute and deliver such other and further instruments, and to do such other and further acts, as may be necessary or desirable to effect the transactions contemplated in this Agreement and carry out the intent and purpose of this Agreement, including, but not limited to, all necessary stock powers, medallion signature guarantees, and representation letters relating to the CMC Shares and Target Interests.

24. Notices

All notices under this Agreement will be in writing and will be sent to the following addresses:

If to CMC, to:

Chief Executive Officer

Canadian Mining Corp.

1212 Austin Avenue

Coquitlam, BC V3K 3P5

Attn: Brian Thurston

If to NVPR, to:

Mr. Edgar Montero

Natural Ventures PR LLC

PO Box 366741

San Juan PR 00936-6741

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If to the Selling Members, to:

Carlos Nido Green Isle Capital LLC PO Box 663 Dorado PR 00646-0663 carlosnido@gmail.com	Santiango Albanese Po Box 366741 San Juan PR 00936-6741 Santiago.albanese@gmail.com

Kenneth S. Krans PO Box 366741 San Juan PR 00936-6741 kskrans@gmail.com	Christopher Foster PO Box 9024028 San Juan PR 00902-4028 cfoster21@gmail.com

Ricky Castro PO Box 12266 San Juan PR 00914 ricky@castrocc.com	Juan Manuel Rodríguez Prime Ventures LLC 318 Ave Constitución San Juan PR 00901 jmr@nustream.com

Tim Roegge 942 Alta Cresta Palm Springs CA 92262 timroegge@yahoo.com	Pedro R. Ortiz Alvarez Southern Consultants LLC PO Box 9009 Ponce PR 00732-9009 prortiz@gmail.com pedro@poalaw.com

All notices shall be deemed to be given or become effective for all purposes of this Agreement as follows: (i) when delivered in person, when given; (ii) when sent by mail, when received by the person to whom it is given, unless it is mailed by registered, certified or express mail, in which case it shall be deemed given or effective on the earlier of the date of receipt or refusal; and (iii) when sent by electronic mail, facsimile, or other form of electronic transmission, twelve (12) hours after the transmission with proof that it was sent to the correct electronic mail address, telephone number, or similar address, as the case may be.:

25. Binding Nature

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors.

26. Assignment

Rights and obligations of a Party to this Agreement may not be assigned or transferred without the other Party’s prior written consent thereto.

27. Modification

No modification or amendment of this Agreement shall be valid unless it is in writing and signed by both Parties hereto.

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28. Complete Agreement

This Agreement and any accompanying instruments and documents expressly referenced herein, including, but not limited to, the memorandum referenced in Section 14(i) and the Subscription Agreements, comprise the full and complete agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications, understandings, and agreements of the Parties, whether written or oral, expressed or implied, with respect the subject matter hereof.

29. Waiver

The waiver by either Party of a breach of any term of this Agreement shall not operate as, or be construed as, a waiver of any subsequent breach.

30. Headings

The headings in this Agreement are inserted for convenience only and shall not be considered in interpreting the provisions hereof.

31. Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties hereto by their respective officers thereunto duly authorized by a majority of their directors as of the Effective Date.

CANADIAN MINING CORP.

Date: January 6, 2018	By:	/s/ Brian Thurston
Brian Thurston, Chief Executive Officer

NATURAL VENTURES PR LLC

Date: May 30, 2018	By:	/s/ Edgar Montero
Edgar Montero, Managing Member

GREEN ISLE CAPITAL LLC

Date: May 30, 2018	By:	/s/ Carlos Nido
Carlos Nido, Managing Member

SANTIAGO R. ALBANESE

Date: May 30, 2018	By:	/s/ Santiago R. Albanese
Santiago R. Albanese

KENNETH S. KRANS

Date: May 30, 2018	By:	/s/ Kenneth S. Krans
Kenneth S. Krans

CHRISTOPHER FOSTER

Date: May 30, 2018	By:	/s/ Christopher Foster
Christopher Foster

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RICKY CASTRO

Date: May 30, 2018	By:	/s/ Ricky Castro
Ricky Castro

PRIME VENTURES LLC

Date: May 31 2018	By:	/s/ Juan Manuel Rodriguez del Rey
Juan Manuel Rodriguez del Rey

TIM ROEGGE

Date: May 30, 2018	By:	/s/ Tim Roegge
Tim Roegge

SOUTHERN CONSULTANTS LLC

Date: May 30, 2018	By:	/s/ Pedro R. Ortiz Alvarez
Pedro R. Ortiz Alvarez

The undersigned non-selling member of NVPR does hereby acknowledge and consent to this Agreement and agrees with the representations and warranties made by NVPR herein as of the Effective Date.

EDGAR MONTERO

Date: May 30, 2018	By:	/s/ Edgar Montero
Edgar Montero, an individual

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